SUB-ITEM 77(H)
CHANGES IN CONTROL OF REGISTRANT

In the month of December 2012, the percentage of shares of the Fountainhead Special Value Fund’s (the "Fund") outstanding shares registered to US Bank For the Benefit Of King Investment Advisors, Inc., PSP fell to 13.98% of the Fund's outstanding shares and thus no longer controlled the Fund as of that date.